[KU6 LETTERHEAD]

December 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Celeste M. Murphy, Legal Branch Chief Larry Spirgel, Assistant Director Gregory Dundas, Attorney Advisor Joseph Cascarano, Senior Staff Accountant Joseph Kempf, Senior Staff Accountant

Re:	Ku6 Media Co. Ltd. Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 23, 2015 File No. 000-51116

We submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) setting forth the response of Ku6 Media Co., Ltd. (the “Company”) to the comment contained in the Staff’s letter dated November 18, 2015, which is repeated below in its entirety in bolded typeface and followed by the response.

Information on the Company, page 36

1.	We note your disclosure that in May 2015 Mr. Xu sold all his holdings in the company’s shares back to Shanda Media. With a view to disclosure, please tell us the current status of the arrangement between the company and Qinhe and whether there have been any changes in terms of the arrangement in connection with or as a result of the share purchase agreement between Mr. Xu and Shanda Media.

As disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Commission on May 15, 2014, the Company entered into an interactive entertainment cooperation agreement and a game marketing cooperation agreement with Shanghai Qinhe Internet Technology Software Development Co., Ltd. (“Qinhe”), a company controlled by Mr. Xudong Xu, in April 2014. As disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Commission on April 23, 2015 (the “2014 Form 20-F”), the game marketing cooperation agreement with Qinhe expired in March 2015 and was not renewed. In addition, as disclosed in the 2014 Form 20-F, in September 2014, the Company and Qinhe entered into a supplemental agreement with respect to the interactive entertainment cooperation agreement, pursuant to which Qinhe agreed to pay additional guaranteed revenues to the Company from July 2014 to December 2014 and the term of the agreement was extended to December 31, 2015. In March 2015, the Company and Qinhe further amended the interactive entertainment cooperation agreement, pursuant to which the revenue sharing arrangement in the original agreement entered into in April 2014 was reinstated without the additional guaranteed amount.

The Company respectfully submits that the terms of the interactive entertainment cooperation agreement has not been changed since March 2015 or as a result of the share purchase agreement between Mr. Xu and Shanda Media. The management of the Company is currently evaluating whether to renew this agreement after its expiry in December 2015. In response to the Staff’s comments, the Company will include additional disclosure in its future filings, including Form 6-K and Form 20-F, as applicable, to describe any further changes to the status of its contractual arrangements with Qinhe.

In closing, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jason Ma
Jason Ma
Acting Chief Financial Officer

cc:	James C. Lin, Davis, Polk, & Wardwell LLP